Filed Pursuant to Rule 433
Registration No. 333-135991 and 333-135991-01
June 20, 2008

PRICING TERM SHEET

$450,000,000
Series A Junior Subordinated Debentures

Issuer:	Constellation Energy Group, Inc.
Designation:	8.625% Series A Junior Subordinated Debentures
Legal Format:	SEC Registered
Principal Amount:	$450,000,000
Over-allotment Option:
The underwriters have an option to purchase up to an additional $67,500,000 aggregate principal amount of the Junior Subordinated Debentures at the initial public offering price, exercisable for 30 days from the date hereof.

Denominations:	$25 and integral multiples thereof
Maturity:
June 15, 2063, which will be automatically extended for an additional quarterly period on each of March 15, June 15, September 15 and December 15 beginning June 15, 2013 and through and including March 15, 2018, unless earlier redeemed, or Constellation Energy Group, Inc. elects to discontinue the automatic extension of the maturity date. The maturity date shall be no later than June 15, 2068.

Interest:
The Junior Subordinated Debentures will bear interest at a rate of 8.625% per annum payable quarterly in arrears on March 15, June 15, September 15, and December 15 of each year, commencing September 15, 2008. Interest may be deferred on the Junior Subordinated Debentures on one or more occasions for up to 10 consecutive years as described in the Preliminary Prospectus Supplement dated June 19, 2008.

Underwriting Discount:	$13,227,687.50
Net Proceeds to Issuer:	$436,772,312.50

Day Count:	360 day / twelve 30-day months
Underwriting Commissions:	Retail: 3.15% per Series A Junior Subordinated Debenture Institutional: 2.00% per Series A Junior Subordinated Debenture
Public Offering Price:	$25
Trade Date:	June 20, 2008
Settlement Date:	June 27, 2008 (T+5)
Expected Listing:	New York Stock Exchange
Make-Whole Call:
At any time prior to June 15, 2013, in whole or in part on one or more occasions, at an amount equal to the greater of i) 100% of the principal amount of the debentures being redeemed or ii) the sum of the present values of the remaining scheduled payments of principal and interest from the redemption date to June 15, 2013 (excluding accrued interest to the redemption date) discounted to the redemption date on a quarterly basis at a rate equal to the treasury yield plus 50 basis points, plus in each case, accrued and unpaid interest to the redemption date, all as described in the Preliminary Prospectus Supplement dated June 19, 2008.

Tax Event Call:	At any time prior to June 15, 2013, in whole but not in part, at 100% of the principal amount of the debentures being redeemed plus any accrued and unpaid interest to the redemption date.
Rating Agency Event Call:
At any time prior to June 15, 2013, in whole or in part on one or more occasions, at an amount equal to the greater of i) 100% of the principal amount of the debentures being redeemed and ii) the sum of the present values of the remaining scheduled payments of principal and interest from the redemption date to June 15, 2013 (excluding accrued interest to the redemption date) discounted to the redemption date on a quarterly basis at a rate equal to the treasury yield plus 50 basis points, in each case plus accrued and unpaid interest to the redemption date, all as described in the Preliminary Prospectus Supplement dated June 19, 2008.

Par Call:	At any time on and after June 15, 2013, in whole or in part, at 100% of the principal amount of the debentures being redeemed, plus accrued and unpaid interest to the redemption date.

Replacement Capital Covenant:
Any redemption, purchase or defeasance of the Series A Junior Subordinated Debentures by Constellation Energy Group, Inc. and its majority-owned subsidiaries will be subject to a replacement capital covenant until June 15, 2033 (which date will be automatically extended for additional quarterly periods to no later than June 15, 2038 if and to the extent that the maturity date of the Series A Junior Subordinated Debentures is extended).

Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. Incorporated UBS Securities LLC Wachovia Capital Markets, LLC
Sole Structuring Coordinator	Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Manager:	Banc of America Securities LLC
CUSIP / ISIN Number:	210387 205 / US2103872055
Expected Security Ratings:	Baa2 (negative outlook) by Moody's Investors Service, Inc. BBB- (negative outlook) by Standard & Poor's Ratings Services BBB (stable outlook) by Fitch Ratings Ltd.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-866-500-5408, Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649 (institutional investors) or 1-800-584-6837 (retail investors), UBS Securities LLC toll free at 1-877-827-6444, ext 561-3884 or Wachovia Capital Markets, LLC toll free at 1-800-326-5897.